Exhibit 99.1

Adecoagro S.A. Announces Exercise of

Option to Purchase Additional Shares

Luxembourg: Wednesday, April 27, 2016: Adecoagro S.A. (“Adecoagro”) (NYSE: AGRO) one of the leading agricultural companies in South America, announced today that the underwriter of the offering by the selling shareholders has exercised its option to purchase additional shares. The underwriter elected to purchase an additional 350,000 common shares at a price of US$13.40 per common share.

Morgan Stanley & Co. LLC acted as sole bookrunner for the offering by the selling shareholders. The selling shareholders granted the underwriter the right to purchase up to 1,800,000 additional common shares exercisable once at any time within 30 days after March 21, 2016. Adecoagro will not receive any of the proceeds from the sale by the selling shareholders of the common shares.

The common shares were offered pursuant to an effective shelf registration statement that has been filed with the Securities and Exchange Commission (the “SEC”). A final prospectus supplement related to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus related to the offering may be obtained by contacting Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Adecoagro S.A.

Adecoagro is a leading agricultural company in South America. As of December 31, 2015, Adecoagro owned over 249 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1 million tons of agricultural products including corn, wheat, soybeans, rice, dairy products, sugar, ethanol and electricity, among others.

Forward-Looking Statements

This announcement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in our filings with the SEC and the following:(i) the company’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the company’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the company operates, environmental laws and regulations; (iv) the implementation of the company’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the company’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the company’s financing strategy and capital expenditure plan; (vii) the maintenance of the company’s relationships with customers; (viii) the competitive nature of the industries in which the company operates; (ix) the cost and availability of financing; (x) future demand for the commodities the company produces; (xi) international prices for commodities; (xii) the condition of the company’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the company’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the company’s filings and submissions with the SEC. All forward-looking statements set forth in this announcement are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this announcement speak only as of the date hereof and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.

Source: Adecoagro S.A.

Investor Contact:

Hernan Walker

ir@adecoagro.com

+5411 4836 8651